UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           Information to be Included in Statements filed pursuant to
             Rule 13d-1(b)(c) and 9(d) and Amendments thereto filed
                            pursuant to Rule 13d-2(b)
                                (Amendment No. 2)

                         Metromedia Fiber Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    591689104
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                 Arnold L. Wadler, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8050
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [X]   Rule 13d-1(d)

----------

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 591689104                                            Page 2 of 7 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Metromedia Company

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                5         SOLE VOTING POWER 31,462,048
                                          (31,462,048 shares of Class B Common
                                          Stock, par value $.01 per share,
                                          freely convertible into shares of
                                          Class A Common Stock at a rate of one
           NUMBER OF                      share of Class A Common Stock for each
            SHARES                        share of Class B Common Stock)
      BENEFICIALLY OWNED
      BY EACH REPORTING         6         SHARED VOTING POWER
            PERSON
             WITH               7         SOLE DISPOSITIVE POWER 31,462,048
                                          (31,462,048 shares of Class B Common
                                          Stock)

                                8         SHARED DISPOSITIVE POWER

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,462,048 (31,462,048 shares of Class B Common Stock)

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.53%

12        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13G

CUSIP No. 591689104                                            Page 3 of 7 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John W. Kluge

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

                                5         SOLE VOTING POWER 2,028,000 (presently
                                          exercisable options to acquire
                                          2,028,000 shares of Class A Common
                                          Stock at an exercise price of $0.4925
                                          per share
          NUMBER OF
            SHARES              6         SHARED VOTING POWER 31,462,048
      BENEFICIALLY OWNED                  (31,462,048 shares of Class B Common
      BY EACH REPORTING                   Stock owned by Metromedia Company, of
            PERSON                        which Mr. Kluge is a general partner)
             WITH
                                7         SOLE DISPOSITIVE POWER 2,028,000
                                          (presently exercisable options to
                                          acquire 2,028 shares of Class A Common
                                          Stock at an exercise price of $0.4925
                                          per share

                                8 SHARED DISPOSITIVE POWER 31,462,048 (31,462,048 shares of Class B Common Stock owned by Metromedia Company, of which Mr. Kluge is a general partner)

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,490,048 (33,490,048 shares of Class B Common Stock owned by Metromedia Company, of which Mr. Kluge is a general partner, and presently exercisable options to acquire 2,028,000 shares of Class A Common Stock at an exercise price of $0.4925 per share

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


12        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13G

CUSIP No. 591689104                                            Page 4 of 7 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stuart Subotnick

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

                                5         SOLE VOTING POWER 4,335,224 (presently
                                          exercisable options to acquire
                                          2,028,000 shares of Class A Common
                                          Stock at an exercise price of $0.4925
                                          per share and 2,237,224 shares of
          NUMBER OF                       Class B Common Stock (70,000 of which
           SHARES                         are owned by the Subotnick Family
      BENEFICIALLY OWNED                  Trust u/a dated November 5, 1998
      BY EACH REPORTING                   between Stuart Subotnick, as Grantor
           PERSON                         and Anita Subotnick as Trustee))
            WITH
                                6         SHARED VOTING POWER 31,462,048
                                          (31,462,048 shares of Class B Common
                                          Stock owned by Metromedia Company, of
                                          which Mr. Subotnick is a general
                                          partner)

                                7         SOLE DISPOSITIVE POWER 4,335,224
                                          (presently exercisable options to
                                          acquire 2,028,000 shares of Class A
                                          Common Stock at an exercise price of
                                          $0.4925 per share, and 2,237,224
                                          shares of Class B Common Stock (70,000
                                          of which hare owned by the Subotnick
                                          Family Trust u/a dated November 5,
                                          1998 between Stuart Subotnick, as
                                          Grantor and Anita Subotnick as
                                          Trustee))

                                8 SHARED DISPOSITIVE POWER 31,462,048 (31,462,048 shares of Class B Common Stock owned by Metromedia Company, of which Mr. Subotnick is a general partner)

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,797,272 (presently exercisable options to acquire 2,028,000 shares of Class A Common Stock at an exercise price of $0.4925 per share and 2,237,224 shares of Class B Common Stock; 31,462,048 shares of Class B Common Stock owned by Metromedia Company, of which Mr. Subotnick is a general partner, (70,000 of which are owned by the Subotnick Family Trust u/a dated November 5, 1998 between Stuart Subotnick, as Grantor and Anita Subotnick as Trustee)

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.39%

12        TYPE OF REPORTING PERSON

          IN

ITEM 4.  Ownership.

         See responses to Items 5, 6, 7, 8, 9 and 11 on the Cover Pages.

         On October 7, 1999, Metromedia Fiber Network, Inc. (the "Registrant") and Bell Atlantic Investments, Inc., a wholly owned subsidiary of Bell Atlantic Corporation ("Bell Atlantic Investments") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") under which Bell Atlantic Investments agreed to purchase from Metromedia Fiber Networks, Inc.: (i) up to 25,558,109 newly issued shares of the Registrant's Class A Common Stock at a price of $28.00 per share (the "Shares"); and (ii) one or more convertible subordinated notes in the aggregate principal amount of up to $975,281,364, which notes are convertible into shares of the Registrant's Class A Common Stock at a conversion price of $34.00 per share (the "Notes"). Under a Voting Agreement, dated October 7, 1999 (the "Voting Agreement"), Metromedia Company and Messrs. Kluge and Subotnick have agreed to vote all of their shares of the Registrant's Class B Common Stock (which constitute more than 58% of the voting power of the Registrant's common stock) in favor of the issuance by the Registrant of the Shares and the Notes in the aggregate in excess of 19.9% of the number of shares of the Registrant's common stock outstanding at the closing. The Voting Agreement is attached as Exhibit 10.1.

ITEM 7.  Material to be filed as Exhibits.

         The following shall be filed as exhibits:

         (a) Financial Statements, Pro Forma Financial Information and Exhibits.

         Exhibit 10.1 Voting Agreement, dated October 7, 1999, by and between Metromedia Company, Mr. John Kluge and Mr. Stuart Subotnick and Bell Atlantic Investments, Inc.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 1999

                                         METROMEDIA COMPANY


                                         By: /s/ Arnold L. Wadler
                                         ------------------------
                                         Name:  Arnold L. Wadler
                                         Title: Executive Vice President,
                                                General Counsel and Secretary


                                         /s/ John Kluge
                                         --------------
                                         John Kluge


                                         /s/ Stuart Subotnick
                                         --------------------
                                         Stuart Subotnick

                                  EXHIBIT INDEX


Exhibit 10.1  --  Voting Agreement, dated October 7, 1999, by and among
                  Metromedia Company, Messrs. John Kluge and Stuart Subotnick.

                                   Page 7 of 7